

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, New York 10065

Re: Property Solutions Acquisition Corp.
Confidential Draft Registration Statement on Form S-4
Submitted February 4, 2021
CIK No. 0001805521

Dear Mr. Vogel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-4 submitted February 4, 2021

Redemption Rights, page 13

1. Please tell us what part of your IPO registration statement and related exhibits discussed the 20% limitation mentioned here.

Interests of PSAC's Directors and Officers in the Business Combination, page 14

2. We note that you intend to include the value of the Private Shares and Private Warrants as of the record date for the special meeting. In your next amendment please fill in the blanks to include the value as of the most practicable date. Please also disclose the purchase price for of the Private Shares and Private Warrants.

3.   Please revise bullet point five to quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Risk Factors, page 28

4.   Please tell us whether, after holders of Class B shares are entitled to ten votes per share, you will be a "controlled company" under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

Our certificate of incorporation provides . . .,, page 57

5.   You disclose here that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. However, Section 8.1 of Annex A and Exhibit 3.3 do not appear to contain a similar jurisdictional limitation. Please revise or advise.

We may require stockholders . . ., , page 65

6.   We note the disclosure here that you "may" require stockholders to comply with requirements. We also note the disclosure in the following risk factor that "if" you require stockholders to comply with those requirements, they may be unable to sell their securities. Please revise to clarify whether you are actually requiring stockholders to comply with the requirements you discuss.

Structure of the Transactions, page 74

7.   We note the formula in the second paragraph. Please expand to provide an example that illustrates how the formula functions to determine the number of shares to be issued.

Background of the Business Combination, page 75

8.   Please revise to clarify how you determined the valuation proposed on October 16, 2020, as disclosed on page 76, including the underlying analysis conducted and materials you reviewed.

PSAC's Board of Directors' Reasons for Approval of the Transactions, page 79

9.   Please revise to discuss whether, and if so how, PSAC's board considered the financial interests of the Sponsor and its affiliates in determining to approve the transactions.

Certain Forecasted Financial Information for FF, page 81

10.   Please clarify where in your document the forecasted financial information for FF appears.

Satisfaction of 80% Test, page 82

11. Please revise to disclose how your board determined this requirement was met, including the "financial analyses" it conducted in reaching that conclusion. Likewise, revise to discuss the comparable company analysis referenced in the sixth bullet on page 80.

Material U.S. Federal Income Tax Considerations, page 97

12. We note that each of FF and PSAC "intends" for the Business Combination to be treated as a "reorganization" for U.S. federal income tax purposes. We also note the uncertainty expressed in your disclosure regarding the tax consequences related to a redemption of public shares. Please file the exhibit required by Item 601(b)(8) of Regulation S-K. If counsel cannot provide a "will" opinion, it should explain why it cannot give such an opinion and the degree of uncertainty and related risks to investors. Please revise.

The Charter Proposals, page 112

13. Please revise to include any material changes made to your charter. It appears from your disclosure on page 57 that you intend to change your certificate of incorporation to permit only federal district courts to consider claims arising under the Securities Act, whereas your prior certificate of incorporation permitted concurrent jurisdiction. Please present this intended change here as a separate proposal.

Board Composition, page 117

14. You disclose here that the board of directors will have nine members, but only seven are listed. Please revise or advise.

Partnership Program, page 150

15. Please revise to describe this program in greater detail, including whether it will exist following the transactions described in this registration statement. Also describe how it "will set a solid foundation for an advanced corporate governance structure and talent base and will facilitate retaining and attracting global talent across industries."

Strategic Partnership . . .,, page 160

16. Please describe the "activities contemplated in the memorandum of understanding."

Liquidity and Capital Resources, page 173

17. Please discuss your history of past due payments to contractors and suppliers, the vendor trust and remaining proceedings relating to payments by you and in which you are involved.

Common Stock, page 202

Please revise to clarify whether holders of Class B common stock will continue to be

18.   entitled to ten votes per share if, after exceeding the market capitalization trigger, the
        company's market capitalization drops below $20 billion.

FF Intelligent Mobility Global Holdings Ltd.
Financial Statements, page F-1

19.   Please provide updated financial statements and related information for FF Intelligent
        Mobility Global Holdings Ltd. as required by Rule 8-08 of Regulation S-X.

Note 6. Property and Equipment, Net, page F-20

20.   Please more fully explain the facts and circumstances that resulted in recording the gain
        on cancellation of the land use rights. Please specifically address:
        •   the cost of, and how you accounted for the acquisition of the intangible asset;
        •   how you accounted for the land use rights reverting back to the government of
            Zhejiang;
        •   how the government grant liability was determined and accounted for when the
            agreement was terminated; and
        •   how the gain was calculated.

Note 16. Subsequent Events, page F-38

21.   We note that amounts in the footnotes are presented in thousands of dollars, except share
        and per share data. It appears certain amounts presented in the Subsequent Events footnote
        may not conform to this convention. Please revise your disclosures, as appropriate, so as
        not to confuse a reader.

Property Solutions Acquisition Corp.
Financial Statements, page F-44

22.   Please provide updated financial statements and related information for Property Solutions
        Acquisition Corp. as required by 8-08 of Regulation S-X.

Note 2.Summary of Significant Accounting Policies
Net Loss Per Common Share, page F-52

23.   Please clarify or revise the disclosure that the company applies the two-class method in
        computing earnings per share.

Exhibits

24.   Please clarify how Exhibit 3.3 represents a form of bylaws for New FF, given that the first
        page states that the document represents the bylaws of Property Solutions Acquisition
        Corp. Please also file as exhibits the employment and related agreements discussed in
        your disclosure beginning on page 114.

General

25. In addition to disclosing the formula by which you will determine the number of shares to issue in the transaction, please also disclose on the prospectus cover page the number and percentage of voting control to be held following the transaction. Include such information if the Class B shares are entitled to only one vote as well as if the Class B shares are entitled to ten votes. Provide similar clarification in other portions of your document where you discuss post-transaction ownership percentages.

26. Please revise your fee table to clarify the nature of the transactions covered by the shares you intend to issue. For example, are the 25 million earn-out shares included in the Class A shares you intend to issue?

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David S. Allinson